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SEC FILE NUMBER
8 - 48723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Ave., Suite 800
(No. and Street)

Austin	Texas	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Bush — (512)-609-1700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

12301 Research Blvd., Bldg. V, Suite 160	Austin	Texas	78759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Fred Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities, LLC**, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

RACHEL HELENE CHASTAIN
Notary Public, State of Texas
Comm. Expires 11-14-2020
Notary ID 129203119

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Alliance Securities, LLC

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule

December 31, 2017

PMB Helin Donovan

NATIONAL ALLIANCE SECURITIES, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2017

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

To the Members of
National Alliance Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of National Alliance Securities, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities, LLC as of December 31, 2017, and the results of its operations, changes in members' capital, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's Auditors since 2014.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (the "Supplemental Schedule") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the

Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	1,125,589
Cash segregated under federal regulations		4,257
Certificate of deposit		92,669
Receivable from clearing broker-dealers		799,618
Accounts receivable-other		155,742
Debt securities, at fair value		48,479,461
Debt securities purchased under agreements to resell		3,790,000
Trading deposit		7,851,151
Clearing deposits		350,285
Property and equipment, net of accumulated depreciation of $247,474		194,499
Other assets		215,127
Total assets	$	63,058,398
Liabilities and Members' Capital		
Accounts payable and accrued expenses	$	135,147
Accrued compensation payable		610,169
State income tax payable		6,169
Debt securities sold, not yet purchased		20,318,410
Debt securities sold under agreements to repurchase		8,456,817
Payable to clearing broker-dealer		23,517,036
Total liabilities		53,043,748
Members' capital		10,014,650
Total liabilities and members' capital	$	63,058,398

See notes to financial statements and report of independent registered public accounting firm.

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Trading profits, net of trading interest expense of $848,713	$	6,055,793
Securities commissions		6,692,467
Other income		354,310
Interest		2,541,640
Total revenues		15,644,210
Operating expenses:		
Compensation and related costs		9,669,094
News and quotes		1,847,372
Clearing and execution costs		1,098,740
Dues and subscriptions		497,106
Occupancy and equipment		624,744
Professional fees		154,849
Travel and entertainment		154,438
Communications		167,260
Regulatory fees		123,502
Other expenses		41,542
Depreciation		32,201
Total operating expenses		14,410,848
Net income before income taxes		1,233,362
Provision for taxes		19,390
Net Income	$	1,213,972

See notes to financial statements and report of independent registered public accounting firm.

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2017

	Members' Units		Members' Capital
Balance at December 31, 2016	12,074,239	$	9,556,523
Members' capital contributions	60,110		41,345
Members' capital reductions	(370,000)		(298,408)
Members' distribution	-		(498,782)
Net Income	-		1,213,972
Balance at December 31, 2017	11,764,349	$	10,014,650

See notes to financial statements and report of independent registered public accounting firm.

NATIONAL ALLIANCE SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net Income	$	1,213,972
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		54,565
Change in assets and liabilities:		
Cash segregated under federal regulations		(3,647)
Receivable from clearing broker-dealers		(660,679)
Accounts receivable - other		(7,508)
Debt securities, at fair value		(11,183,645)
Debt securities purchased under agreements to resell		6,278,601
Trading deposits		800,303
Other assets		39,221
Accounts payable and accrued expenses		(63,537)
Accrued compensation payable		(280,121)
State income taxes payable		(43,331)
Debt securities sold, not yet purchased		2,499,507
Debt securities sold under agreements to repurchase		(444,190)
Payable to clearing broker-dealer		554,631
Net cash used in operating activities		(1,245,858)
Investing Activities		
Purchase of property and equipment		(44,024)
Net cash used in investing activities		(44,024)
Financing Activities		
Members' capital contributions		41,345
Members' capital reductions		(298,408)
Distribution to members		(498,782)
Net cash used in financing activities		(755,845)
Net cash decrease for year		(2,045,727)
Cash and cash equivalents at beginning of year		3,171,316
Cash and cash equivalents at end of year	$	1,125,589
Supplemental disclosures of cash flow information:		
Interest paid	$	848,713
Income taxes paid-states	$	19,390

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

National Alliance Securities, LLC (Company), formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC converted from a corporation to a limited liability company effective December 31, 2012. The conversion was a change in legal form and tax status. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily in trading of debt securities for its own account and brokering debt securities for institutional customers. The Company also trades debt securities in the secondary wholesale market. The Company's securities trading and brokering consist primarily in U.S. government securities, mortgage backed securities, municipal bonds and corporate bonds. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its primary clearing broker-dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP". Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Debt securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Collateralized Financing Agreements

Transactions involving debt securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and debt securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are initially recorded at their contracted resale or repurchase amounts. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a settlement date basis as the transactions occur. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a settlement date basis as principal commission revenues. The related expenses are also recorded on a trade date or settlement date basis depending on the vendor. Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Soft Dollar Transactions

The Company segregates cash under federal regulations for the benefit of customers related to soft dollar transactions. Qualified research expenses designated by soft dollar customers are paid by the Company from segregated cash.

Income Taxes/Change in Tax Status

The Company is a limited liability company and is taxed at the member level rather than at the corporate level for federal income tax purposes. Therefore, there is no provision for federal income taxes.

During 2015, the members of the Company reinstated a distribution policy to to pay member taxes on the taxable income of the Company. Under the policy, distributions are to be made on a quarterly basis in an amount equal to 50% of profits earned. During 2017 the Company distributed $606,986 of cash to its members which includes a January 2017 distribution totaling $108,204 of cash to its members for profit earned during the fiscal 2016 fourth quarter.

The Company is subject to various state taxes, primarily the Texas Franchise tax, and also California, Connecticut, Florida, New Jersey, New York, Kentucky and North Carolina.

The Company is required to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The Company has reviewed all open tax years and concluded that there are no unrecognized tax benefits that would have a material impact on the Company's financial position.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and some cost guidance included in ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts". The core principle of ASU 2014-09 is that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of our financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. ASU 2014-09 will be effective for the Company beginning in fiscal 2018; however, a delay in the effective date is currently being considered by the FASB, which the Company expects will result in at least a one year deferral. The FASB may also permit companies to adopt ASU 2014-09 early, but not before the original public company effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the impact that the adoption of ASU 2014-09 may have on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Note 3 - Fair Value of Financial Instruments

Fair value accounting standards establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. The hierarchy prioritizes inputs and valuation techniques used to develop the measurements of fair value into three levels.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Level 3 – Fair value is model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

U.S. Government Securities. U.S. government securities are valued using quoted market process. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in a level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that references a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS). RMBS and ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In

addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category. Valuation levels of RMBS indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS and ABS are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then RMBS and ABS are categorized in level 3 of the fair value hierarchy.

Reverse Repurchase Agreements and Repurchase Agreements. The fair value of a reverse repurchase agreement or repurchase agreement is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves, and option volatilities. In instances where the unobservable inputs are deemed significant, reverse repurchase agreements and repurchase agreements are categorized in level 3 of the fair value hierarchy; otherwise, they are categorized in level 2 of the fair value hierarchy.

Fair value has been measured by the Company's primary clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities, the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Purchased Under Agreements to Resell	$ 3,790,000	$ -	$ -	$ 3,790,000
Debt Securities Owned	-	48,479,461	-	48,479,461
Totals	$ -	$ 48,479,461	$ -	$ 52,269,461
Liabilities				
Debt Securities Sold Under Agreements to Repurchase	$ -	$ 8,452,744	$ -	$ 8,452,744
Debt Securities Sold, Not Yet Purchased	20,143,517	174,893	-	20,318,410
Totals	$ 20,143,517	$ 8,627,637	$ -	$ 28,771,154

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2017, the Company recognized no transfers to and from level 1 and level 2. There were no level 3 investments held by the Company during 2017.

Note 4 - Transactions with Clearing Broker-Dealers

The Company has a clearing agreement with its primary clearing broker-dealer, Hilltop Securities (HT), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with HT in the amount of $7,851,151 at December 31, 2017. The trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company had a payable to HT of $23,517,036 at December 31, 2017. The payable balance fluctuates on a daily basis as the Company purchases and sells securities through HT for its own account. Interest is calculated daily (2.625% at December 31, 2017), based on a fixed spread over the federal funds rate and paid monthly. The Company's debt securities owned are held by HT as collateral.

During 2013, the Company entered into a clearing agreement with ConvergEx Execution Solutions LLC (ConvergEx) to provide execution and custody of customer equity-based transactions. In 2018, ConvergEx was purchased by Cowen Securities. There were no changes to the clearing agreement caused by the purchase. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $100,000.

During 2013, the Company entered into a clearing agreement with G-Trade Services LLC (G-Trade) to provide execution and custody of customer international equity-based transactions. The Company did not execute any international equity-based transactions during 2017.

Note 5 - Debt Securities Purchased Under Agreements to Resell

Debt securities purchased under agreements to resell are collateralized financing agreements for debt securities the Company financed. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with debt securities financed. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any receivable from the borrower. There were two reverse repurchase transactions outstanding at December 31, 2017 with a total contracted repurchase amount of $3,790,000. The fair value of debt securities received as collateral under agreements to resell totaled $3,739,662. The collateral deficit of $51,591 is recorded as an other deduction in the computation of net capital. The Company is permitted to and sold the securities held as collateral; therefore, is obligated to purchase similar securities at the future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase

transaction, is calculated daily, .85% to 2.15% at December 31, 2017), based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 6 - Debt Securities Sold Under Agreements to Repurchase

Debt securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were two repurchase transactions outstanding at December 31, 2017 with a total contracted repurchase liability of $8,452,744 The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $9,358,484. The Company has recorded a repo deficit deduction of $91,431 in the computation of net capital. In the event the collateral value decreases, additional collateral would be required.

Interest varies on each repurchase transaction, is calculated daily (1.80% to 1.85% at December 31, 2017), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $3,007,775 which was $2,757,775 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 at December 31, 2017.

Note 8 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions are vested immediately. For the year ended December 31, 2017, the Company made no matching or profit sharing contribution. The Company incurred $3,763 in expenses related to the plan. Plan expenses are recorded as compensation and related costs in the accompanying statement of operations.

Note 9 - Commitments and Contingencies

Operating Leases

The Company leases branch office facilities in New York, NY, Austin, TX, Houston, TX and Sugarland, TX, under non-cancellable operating lease agreements expiring at various times from 2017 through 2024. Rent expense for the year totaled $426,533 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Future minimum lease commitments for each of the years ending December 31 are as follows:

2018	$	390,759
2019		353,450
2020		273,061
2021		277,513
2022		219,356
Thereafter		180,722
Total	$	1,694,861

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business.

The Company is involved in FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at December 31, 2017 for potential litigation or settlement.

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 11 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has a receivable, debt securities, trading deposit and a clearing deposit, due from and held by its primary clearing broker-dealer, HT, totaling $57,300,465 or approximately 91% of total assets at December 31, 2017.

The Company also has securities sold, not yet purchased and a payable to its primary clearing broker-dealer, HT, totaling $43,835,446 or approximately 70% of total liabilities at December 31, 2017.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017 through February 28, 2018, the date the financial statements were available for issuance.

NATIONAL ALLIANCE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

Computation of Net Capital	
Total Members' capital qualified for net capital	$ 10,014,650
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	194,499
Other assets	3,440,877
Other deductions/or charges	143,022
Total deductions and/or charges	3,778,398
Net capital before haircuts on securities positions	6,236,252
Haircuts on securities:	
Money market funds and certificates of deposit	-
Exempted securities	
U.S. Government obligation	1,418,349
Debt securities	
State and municipal government obligations	1,405,562
Corporate obligations	351,139
Other	6,838
Other Securities	22,042
Undue concentration	24,547
Total haircuts on securities	3,228,477
Net Capital	$ 3,007,775
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 135,147
Accrued compensation payable	610,169
State income taxes payable	6,169
Total aggregate indebtedness	$ 751,485
Computation of basic Net Capital Requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 2,757,775
Ratio of aggregate indebtedness to net capital	0.25 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by National Alliance Securities, LLC on Form X-17A-5 filed on January 25, 2018. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
National Alliance Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by National Alliance Securities, LLC (the "Company") and the SIPC solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 22,020

B. Less payment made with SIPC-6 filed (exclude interest) (19,124)

7-31
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,896

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,896

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of Jan, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-17
and ending 12-31-17
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,497,731
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	964,066
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 853,702	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	853,702
Total deductions	1,817,768
2d. SIPC Net Operating Revenues	$ 14,679,963
2e. General Assessment @ .0015	$ 22,020
	(to page 1, line 2.A.)

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Members of
National Alliance Securities, LLC:

We have reviewed management's statements, included in the accompanying National Alliance Securities, LLC Exemption Report, in which (1) National Alliance Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018